Filed Pursuant to Rule 253(g)(2)
File No. 024-10504

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 8 DATED DECEMBER 27, 2019
TO THE OFFERING CIRCULAR DATED AUGUST 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 26, 2019, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on August 27, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment - EVO Controlled Subsidiary

On December 20, 2019, we directly acquired ownership of a “majority-owned subsidiary” (the “EVO Controlled Subsidiary”) for an initial purchase price of $6,000,000, which is the initial stated value of our equity interest in the EVO Controlled Subsidiary (the “EVO Equity REIT Investment”). Inclusive of the EVO Equity REIT Investment, the EVO Controlled Subsidiary was capitalized with $43,300,000 in equity contributions from us and another eREIT managed by our manager.  The EVO Controlled Subsidiary used the proceeds to acquire a single mid-rise multifamily property totaling 376 units located at 8760 W Patrick Lane, Las Vegas, NV 89148 (the “EVO Property”).

Pursuant to the agreements governing the Evo Controlled Subsidiary , EVO Property will be asset managed by Interwest Capital Group (“Interwest”). Interwest is an investment firm headquartered in La Jolla, CA, that specializes in the acquisition, repositioning, and asset management of commercial real estate. Interwest has successfully executed on business plans similar to the one for the EVO Property across a real estate portfolio worth in excess of $650 million.

An affiliate of our sponsor earned an origination fee of 2.0% of the EVO Equity REIT Investment, paid directly by the EVO Controlled Subsidiary.

The EVO Property has a total project budget of approximately $107,100,000, inclusive of hard and soft costs. Simultaneous with the closing of the EVO Equity REIT Investment, senior financing was provided through the assumption of a $55,090,000 senior loan and a $5,500,000 supplemental loan from Freddie Mac (together, the “EVO Senior Loan”). The EVO Senior Loan features a remaining term of approximately 9-years and is full term, interest-only at a fixed rate of approximately 4.60%.

The EVO Property is a 376-unit garden style multi-family development across 32, two-story apartment buildings. The EVO Property features on concrete slab-on-grade with perimeter and interior footings under load bearing structures. The EVO Property is located in southwest Las Vegas in the Spring Valley submarket. The Evo Property is located within 5 miles of several large employers, including Southern Hill Hospital and Medical Center, Pepsi’s Las Vegas Plant, Spring Valley Hospital Medical Center, and UFC HQ.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Projected Stabilized Economic Vacancy	Projected Average Annual Rent Growth	Projected Average Annual Other Income Growth	Projected Average Annual Expense Growth	Projected Hold Period
Las Vegas, NV- EVO Property	9.2% - 10.9%	6.0%	2.50%	2.50%	2.50%	10 years